EXHIBIT 14.2

                          AMERICAN ECOLOGY CORPORATION
                          CODE OF ETHICS FOR DIRECTORS

I.   OVERVIEW

     This Director Code of Ethics sets forth the guiding principles by which Directors of American Ecology Corporation ("American Ecology" or the "Company") operate and conduct themselves on behalf of and relative to the Company. These principles apply to all of the Company's Directors.

II.  PRINCIPLES

     COMPLYING WITH LAWS, REGULATIONS, POLICIES AND PROCEDURES
     All Directors of American Ecology are expected to understand, respect and fully comply with all of the laws, regulations, policies and procedures that apply to them in their service as a Director.

     CONFLICTS OF INTEREST
     All Directors of American Ecology should be scrupulous in avoiding any action or interest that conflicts or gives the appearance of a conflict with American Ecology's interests. A "conflict of interest" exists whenever an individual's private interests, financial or otherwise, interfere or conflict in any way (or even appear to interfere or conflict) with the interests of American Ecology. A conflict situation can arise when a Director takes actions or has interests that may make it difficult to perform his or her work for American Ecology objectively and effectively. Conflicts of interest may also arise when a Director or a member of his or her family receives improper personal benefits as a result of his or her position with American Ecology, whether from a third party or from American Ecology. Conflicts of interest are prohibited as a matter of American Ecology policy. Conflicts of interest may not always be clear-cut, so if a question arises, Directors are expected to consult with the Chairman of the Board's Corporate Governance Committed, who may then consult with the Company's Chief Executive Officer ("CEO"), who may then consult with the appropriate outside legal counsel. Any Director who becomes aware of an actual conflict or a significant potential for conflict to exist should bring the matter to the attention of the Chairman of the Board's Corporate Governance Committed who will then advise the CEO as soon as practical.

     CORPORATE OPPORTUNITY
     Directors are prohibited from (a) taking for themselves personally opportunities that properly belong to American Ecology or are discovered through the use of corporate property, information or position; (b) using corporate property, information or position for personal gain; and (c) competing with the Company. Directors owe a duty to American Ecology to advance the Company's legitimate interests when the opportunity to do so arises.

     CONFIDENTIALITY
     Directors must maintain the confidentiality of all confidential information entrusted to them by American Ecology, except when disclosure is specifically authorized by the CEO or required by laws, regulations or legal proceedings. Confidential information includes all material non-public information that might be of use to customers, competitors, vendors, investors, analysts, bankers, or potential investors of American Ecology or harmful to American Ecology or its customers or employees if disclosed.

     FAIR DEALING
     American Ecology seeks to outperform its competition fairly and honestly. The Company seeks competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing or utilizing trade secret information that was obtained without the owner's consent or inducing such disclosures by past or present employees of other companies is prohibited. Each Director is expected to deal fairly with American Ecology's customers, suppliers, competitors, officers and employees.

     PROTECTION AND PROPER USE OF AMERICAN ECOLOGY ASSETS
     All Directors should protect American Ecology's assets and ensure their efficient use to the extent that they can. All American Ecology assets should be used for legitimate business purposes.


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     PUBLIC COMPANY REPORTING
     As a public company, American Ecology's filings with the Securities and Exchange Commission must be accurate and timely. Depending on their position on the Board or its Committees, a Director may be called upon to provide information to assure that the Company's public reports are complete, fair and understandable. The Company expects Directors will take this responsibility very seriously and to provide prompt, accurate answers to inquiries related to American Ecology's public disclosure requirements.

     RECORDS
     The Chairman of the Board of Directors or the Chairman of any of the Board's Committees shall appoint a Secretary to record the minutes of all Board and Committee meetings. Recorded minutes shall be approved and maintained in the Company's official records. All approved minutes shall be forwarded to the Corporate Secretary. All official Director meetings must have minutes to be recognized as having occurred. In the event of litigation or governmental investigation, Directors should consult with the Company's CEO or CFO regarding additional record retention obligations.

III. REPORTING ILLEGAL OR UNETHICAL BEHAVIOR

     REPORTING ILLEGAL OR UNETHICAL BEHAVIOR
     Directors who suspect or know of violations of this Code or any illegal or unethical business conduct by employees, officers or Directors have an obligation to contact the Chairman of the Board's Corporate Governance Committed and the Company's CEO.

     ACCOUNTING COMPLAINTS
     If any Director has unresolved concerns or complaints regarding accounting or auditing matters of the Company, then he or she is encouraged to submit those concerns or complaints (anonymously, confidentially or otherwise) to the Chairman of Company's Audit Committee. Subject to its legal duties, the Audit Committee will treat such submissions confidentially.

     NON-RETALIATION
     American Ecology prohibits retaliation of any kind against individuals who have made good faith reports or complaints of violations of this Code, the Company's Standards of Business Conduct, or other known or suspected illegal or unethical conduct.

IV.  AMENDMENT, MODIFICATION AND WAIVER
     This Code may be amended or modified by the Board of Directors of American Ecology. Waivers of this Code may only be granted on the recommendation of the Audit Committee of the Board of Directors. Waivers will be disclosed to shareholders as required by the Securities Exchange Act of 1934 and the rules thereunder and the applicable rules of the New York Stock Exchange.

Agreed and Acknowledged


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Director's Name                               Date


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